EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

April 29, 2013	NYSE - MKT: ASM TSX-V: ASM FSE: GV6

AVINO DOUBLES PROCESSING CAPACITY TO 500 TONNES PER DAY WITH SECOND CIRCUIT

Avino Silver and Gold Mines Ltd. (ASM: TSX.V, ASM: NYSE - MKT; “Avino” or “the Company”) is pleased to announce that it has completed installation and testing on the new 250 tonne per day (“tpd”) circuit (“Circuit 2”) at its processing facility located on the Avino property near Durango, Mexico.

The new circuit was commissioned on April 11th 2013 and is currently being used to process historic surface stockpiled material left from past mining of the main Avino vein. The Company expects the stockpiles will provide enough mill feed for approximately seven months of operations. During the third quarter of 2012, Circuit 1 (250 tpd) produced 50,074 ounces of silver equivalent (calculated) from the same stock piles, Avino expects output will be similar from Circuit 2. After the historic stockpiles have been depleted, the new circuit will have the ability to process additional mill feed from the San Gonzalo and Avino Mines as they are developed at depth. The circuit could also be used for toll milling and to potentially process material from other high priority targets elsewhere on the property once further exploration and development has been completed.

Estimated and rounded data from the first week of production are as follows:

•	Average daily throughput : 205 tpd
•	Average feed grades: 85 g/t Ag, 1 g/t Au
•	Metallurgical Recoveries: 67% for silver and 54% for gold
•	Concentrate Grades: 3,600 g/t silver and 32 g/t gold

Circuit 2 brings the current processing capacity at the plant to 500 tpd. Avino plans to further expand the plant to 1,500 tpd with the re-commissioning of an additional 1,000 tpd circuit (“circuit 3”) to be completed in 2014 which will be used to treat new material from the historic main Avino mine.

In order to start production next year, the Avino Mine is currently being de-watered. New underground earth moving machinery will be acquired and financed through Caterpillar using a $5 million credit facility announced in December 2012 (see news release dated Dec 20th 2012)

About Avino

Founded in 1968, Avino's mission is  to create shareholder value through profitable organic growth at the historic Avino property near Durango, Mexico. We are committed to managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the community in which we operate.

Avino’s key goal is to become a significant low-cost primary silver producer with specific objectives to: 1) expand resources and reserves, 2) increase the mine’s output, and 3) identify, explore and develop new targets on the property.

ON BEHALF OF THE BOARD

“David Wolfin”
________________________________
David Wolfin
President & CEO

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resources estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.